Executive Presidency

August 8, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-7010

Re:	Southern Copper Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Response Dated June 20, 2012
File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated July 26, 2012, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for Fiscal Year ended December 31, 2011

General

1.             Please be advised that future materials submitted to the United States Securities and Exchange Commission should be translated into English.

We appreciate the Commission’s comments and in the future we will submit our responses to the Commission in English.

Property Book Value, page 7

2.             In conjunction with the capitalization of costs associated with your Tia Maria development project, mineral reserves should be disclosed.  Please include this disclosure in your filing or tell us why you are unable to do so.  In this regard we reference paragraph (c) of the Instructions to 102 of Regulation S-K.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

We appreciate the Commission’s comment. As we reported to the Commision in our prior response, at December  31, 2011, the total amount spent on the Tia Maria project was $434.1 million which was recorded as construction in progress in our consolidated balance sheet; see Note 6, Property.   However, we did not disclose the proven and probable mineral reserves of the Tia Maria project because it was suspended by governmental action in April 2011.

As we disclosed in our prior response, we are currently in the process of preparing a new Environmental Impact Assessment study in order to obtain the necessary environmental approvals and permits, which will allow us to restart the project.  Once the approvals are obtained, we will disclose the proven and probable mineral reserves of the Tia Maria project in future Form 10-K filings, as required.  At present, no assurances can be given as to the specific timing of the approvals.

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Should you have any questions about the responses in this letter, kindly contact our assistant legal counsel, Mr. Javier Gomez at +52-55-1103-5130 or our Comptroller, Mr. Raul Jacob at +(602) 264-1375 option 1.

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer